

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

<u>Via E-mail</u>
Joseph Bernstein
Co-Chief Executive Officer and Director
Grandparents.com, Inc.
589 Eighth Avenue, 6th Floor
New York, NY 10018

      Re: Grandparents.com
              Form 8-K
              Filed February 27, 2012
              File No. 000-21537

Dear Mr. Bernstein:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Patrick Gilmore

              Patrick Gilmore
              Accounting Branch Chief

cc: <u>Via E-Mail</u>
        Jeffrey L. Wasserman
        Sills Cummis & Gross P.C.